Exhibit 99.1

Molecular Data Inc. Announces Changes of Chief Financial Officer

SHANGHAI, China, December 2, 2020 — Molecular Data Inc. (“Molecular Data” or the “Company”) (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced that the Company has appointed Mr. Steven Foo as the new chief financial officer, effective December 1, 2020. Mr. Zhaohong Li has tendered his resignation as chief financial officer, for personal reasons.

“We greatly appreciate the contributions that Zhaohong has made during his tenure with the Company, leading our IPO, and building a public company finance team. We respect Zhaohong’s decision and wish him the very best in his future pursuits,” said Dr. Dongliang Chang, Founder and Chairman of the Board of Directors.

“Steven has an extensive finance background, and operating experience in key international markets. Coupled with his analyst and asset management background and his strategic transaction expertise, I believe Steven will help Molecular Data accelerate in its next phase of growth.” Dr. Chang added.

Mr. Foo brings over 24 years of investment, financing experience as well as financial management and restructuring work experience in Asia. Previously, Mr. Foo served as a member of the board of directors and chief financial officer of SOS Health Rescue Services. Prior to that, Mr. Foo served as a member of the board of directors and chief financial officer of Hebron Technology. Mr. Foo is a Fellow Chartered Accountant and Certified Public Accountant (CPA). In addition to his experience in securities laws and regulations compliance, Mr. Foo has extensive leadership experience in strategy, financial management and capital markets.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community APP and other ancillary platforms.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-6495-6998*8130

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com